Exhibit 17.3

Dr. Alan Shackelford

September 12, 2015

Board of Directors
OWC Pharmaceutical Research Corp.
Petach Tikva, Israel

Re: Letter of Resignation

Gentlemen:

I hereby resign as Chief Science Officer of One World Cannabis Ltd, a wholly-owned subsidiary of OWC Pharmaceutical Research Corp. (the "Company"), effective immediately. The reason for my resignation is to permit me to pursue other business interests.

Very truly yours,

/s/:Alan Shackelford
Dr. Alan Shackelford